Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoSun Inc.
1217 Ellis st
Cincinnati, OH 45223
https://www.gosun.co

Up to $1,069,998.80 in Common Stock at $1.30
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GoSun Inc.
Address: 1217 Ellis st, Cincinnati, OH 45223
State of Incorporation: DE
Date Incorporated: December 21, 2016

Terms:

Equity

Offering Minimum: $9,999.60 | 7,692 shares of Common Stock
Offering Maximum: $1,069,998.80 | 823,076 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.30
Minimum Investment Amount (per investor): $500.50

We want you to GoSun. Check out these Perks, made exclusively for Start Engine investors to get a feel for our breakthrough technology.

Early Bird

First 3 days - 10% bonus shares

Next 4 days - 5% bonus shares

Volume

$500+ | Thank you Tier

$1,000 | GoSun Go Package: package includes ultra portable solar oven, valued at $139

$2,500+ | GoSun Sport Preparedness Bundle: package includes portable solar oven (bake, boil, fry), carrying case, and solar light. Valued at $406

$5,000+ | 5% bonus shares + Ultimate Fusion Bundle: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, 30watt flexible solar panel, carrying case and two small solar lights. Valued at $1,014

$20,000+ |10% bonus shares + Complete Solar Kitchen: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, GoSun Chill ice-free portable fridge and collapsible 60watt Solar Table. Lets you cook, cool, and charge - anytime, anywhere. Valued at $1,699

* International investors will be contacted individually to resolve shipping and logistics.

*Perks are by threshold and won't include lower tiers.

The Company and its Business

Company Overview

GoSun is a manufacturer of breakthrough solar ovens, solar coolers, solar battery chargers, and other portable solar products that provide everyday solutions for off grid solutions without gas, wood, or other fuels. Our solar powered products also provide ideal solutions for emergency solutions and for the developing world. Since our products produce no emissions, we also are seen as part of the solution to combat climate change.

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices and solar products that are sold to customers through e-commerce and retail stores. Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

Competitors and Industry

Very little in today's outdoor marketplace is clean or capable of running on renewable energy. Previous solar ovens were insufficient for our fast-paced lifestyle; they are too big, too slow and not user friendly. For the portability and cost, GoSun's patented ovens have the very best performance. GoSun is now the recognized leader and the first and only solar cooker to enter the mainstream marketplace (Ace hardware, REI, Home Depot, etc.).

In coordination with the Clean Cookstoves Alliance, United Nations and American Red Cross, GoSun was selected as the first solar oven to disrupt deadly cooking habits for millions seeking clean, safe and less costly solutions.

List of Competitors:

SunOven primarily sells a box solar oven which is slow and bulky. They focus on selling to limited non profits and emergency preparedness customers.

One Earth Designs makes Sol Source, a parabolic solar oven that does not have the weight to energy advantages of the GoSun and is impractical for transport.

Bio-lite Energy sells products that use wood as an energy source, and has started to broaden its line of products to include solar charging products. They have done significant business in sub-Saharran Africa and India with improved cookstoves using solid fuels.

Goal Zero makes consumer solar energy products with retail appeal, but they do not focus on applications for the power. They mainly build solutions for energy storage, delivery and lighting.

Current Stage and Roadmap

GoSun has several main innovations and about 40 products currently in the general markeplace. Our current products that are in production are in Solar Cooking, Solar Lighting and Solar Charging. Products are sold direct from our website (www.gosun.co), and through dealers such as REI in the USA. We also have distributors throughout the world and have shipped products to over 60 countries internationally.

GoSun's Solar Cooling products have been designed, tested and prototyped. They are now in the final production stage and are anticipated to ship by year end, 2019. This includes a complete off-grid kitchen that meets the needs of cooking, cooling and power.

GoSun's Tiny Home and Van Life product line is in the development stage and should be finalized by Q2, 2020. Most of the core energy components of these anticipated products will incorporate GoSun's existing technology.

The Team

Officers and Directors

Name: Patrick Sherwin

Patrick Sherwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary, CEO
  Dates of Service: December 25, 2016 - Present
  Responsibilities: Manage and Direct the Company. Salary $54K per year plus 83,333 stock options per year.

Name: Gary Starr

Gary Starr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Business Development
  Dates of Service: December 25, 2016 - Present
  Responsibilities: Marketing and Sales. Salary $40K per year plus 83,333 stock options per year.

Name: Glen MacGillivray

Glen MacGillivray's current primary role is with Glenergy. Glen MacGillivray currently services One hour per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 28, 2017 - Present
  Responsibilities: Director. No salary per year, plus 16,666 stock options per year.

Other business experience in the past three years:

- **Employer:** Glenergy
  Title: President
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Direct Operations

Name: Emily Zaebst

Emily Zaebst's current primary role is with City of Cincinnati Health Dept.. Emily Zaebst currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 17, 2017 - Present
  Responsibilities: Board Member. No salary and 8,333 stock options per year.

Other business experience in the past three years:

- **Employer:** City of Cincinnati Health Dept.
  Title: Nurse Practitioner
  Dates of Service: August 12, 2016 - Present
  Responsibilities: Manage school-based, community health clinic

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer product industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of our products may never be operational products. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of some of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, change in the cost of conventional fuels and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GoSun Inc. was formed on 12/25/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoSun Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, limited customers, and limited revenue. If you are investing in this company, it's because you think that GoSun has a good mix of products, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 5 utility patents, 3 design patents, 7 trademarks, several copyrights, several Internet domain names, and several trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GoSun Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GoSun Inc. could harm our reputation and materially negatively impact our financial condition and business.

Trade War with China
Currently, the USA is in a trade war with China. Although the design and engineering work is done in Cincinnati, OH, USA, the majority of our manufacturing is done offshore, particularly in mainland China. Duties from 10-25% can effect the profitability of the Company. There is no assurance that these duties will be temporary or that they will not increase in the future.

The Company is a business that has sustained net losses.
The Company is a business that has sustained net losses of $409,506 and $129,074 during the years ended December 31, 2018 and 2017, respectively, has negative cash flows from operations, and has accumulated deficits of $644,682 and $235,176 as of December 31, 2018 and 2017, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Patrick Sherwin	6,140,000	Common Stock	57.0
Gary Starr	2,500,000	Common Stock	23.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,076 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,792,167 outstanding.

Voting Rights

general voting rights

Material Rights

There are no material rights associated with Common Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $608,587.00
Maturity Date: January 01, 0001
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $599,460.00
  Use of proceeds: New Product development, marketing
  Date: July 31, 2017
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $475,000.00
  Number of Securities Sold: 792,167
  Use of proceeds: Research and Development, Marketing
  Date: October 31, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

2019 was a successful year for the Company as we experienced record revenues and unit sales. We believe that this improved performance was primarily driven by the release of new products. Revenue for fiscal year 2019 was $1,869,934, about 16% higher compared to fiscal year 2018 revenue of $1,564,816. This increase was due to shipping of both existing and new products.

Cost of sales

Cost of sales in 2019 was $1,020,785, an increase of approximately $161,772, from costs of $859,013 in fiscal year 2018. The increase was largely due to an increase in overall sales.

Gross margins

2019 gross profit increased by $143,346 over 2018 gross profit. This increase in performance was caused by an increase in overall sales without a portional increase in overhead.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2019 decreased $10,256 from 2018. Research and development costs are recorded as $190,713 and $163,291 of research and development costs for the years ended December 31, 2019 and 2018, respectively.

Historical results and cash flows:

It is reasonable to project revenues similar to previous years detailed in financial statements. GoSun anticipates regular operations to ensue, with sales coming for a variety of channels. During each of the past two years, a portion of the year's revenues came from crowdfunded products.

GoSun currently has $623,768 in unearned revenue from a 2019 crowdfund project that is anticipated to ship in Q1 and Q2 2020. Two crowdfund projects are anticipated to launch in 2020. GoSun's development team has several additional products scheduled for 2021 and 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand at the end of 2019 was $699,115. The Company did a pre-sale of its new product, the GoSun Flatware, which as of 12/31/19, exceeded $300,000. In addition, the Company has a Line of Credit of $250,000, bearing interest rate of prime plus 2.5%, that is not in use as of 12/31/2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical for operations. The funds do support growth and for funding our new products. The Company has cash on hand and a Line of Credit. The Company can downsize and tap into the Line of Credit if absolutely necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As previously mentioned, capital is needed to fund growth. The funds raised will increase the liquid cash available. If the maximum funds are raised, it will increase the cash on hand approximately 40%.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We estimate being able to run the company for two years if the minimum raise is reached based on the last two years of operations. The Company has minimal fixed operating costs and no long term leases or debt, except for the Convertible Note from Seed Round in 2017. If only the minimum is raised, the company can lower its overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

We estimate being able to run the company for three years if the maximum raise is reached. The Company will be able to launch several new products. Based on historical precedent, with this funding and GoSun's new products, the Company should cover the operating expenses over the next three years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

GoSun has a $250,000 Line of Credit. As we grow, we plan to perform future capital raises, product crowdfunding campaigns and apply for foundation grants.

Indebtedness

- **Creditor:** Convertible Debenture Shareholders from Seed A Round
  Amount Owed: $431,202.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2019
  Automatically converts once one million dollars are raised.

Related Party Transactions

- **Name of Entity:** Patrick Sherwin
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Patrick is the landlord of the Company office.
  Material Terms: Monthly rent of $1,250 on from the Company to Patrick Sherwin on a month-to-month term at below market rate.

Valuation

Pre-Money Valuation: $14,029,817.10

Valuation Details:

A multiple times revenue. Comparison with equivalent competitors who've recently exited or raised funds.

According to Crunchbase, typical valuations are in the 7- 10 times revenue for growth companies.

Last year revenues were $1.6 million, so GoSun's valuation is right in the middle.

Recently Bio-lite Energy, one of our competitors had a valuation at $50 million, with 12 times revenue valuation.

Getaway, an emerging company in the tiny home business has recently raised $22.5 million at a $200 million valuation.

According to Forbes, Market Forces can greatly increase valuations.

Today we have the major market forces such as awareness of climate change, demand for electronic devices that need power, and growing awareness from the fastest growing market niche millenials, who say they want their purchases to make a positive impact.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Promotion of fundraise on Start Engine through email and possible advertising. Also costs will be incurred related to contract Public Relations.

- *Operations*
  56.5%
  Admin and personnel cost for fundraise. Meet minimal threshold to cover costs.

If we raise the over allotment amount of $1,069,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%

Promotion to drive sales globally, build a wider audience and engage in public relations.

- *Research & Development*
  25.0%
  Develop, refine and test new products for the outdoors and emergency management markets. Build prototypes, assess market opportunity, survey audiences.

- *Operations*
  18.0%
  Further establish operations in international locations. Expand logistics team, facilitate customer service, boost accounting infrastructure.

- *Inventory*
  15.0%
  Increase available supply for sales, distribution and events. Especially for peak season, emergency management and international partners in emerging markets.

- *Company Employment*
  13.5%
  Increase headquarters staff to boost sales, marketing and developments. Hire talented designers and change makers to increase GoSun's reach into mainstream markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gosun.co (https://www.gosun.co/pages/investment).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gosuninc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GoSun Inc.

[See attached]

GOSUN INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

GOSUN INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
GoSun Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of GoSun Inc. which comprise of the consolidated balance sheet as of December 31, 2019, and the related consolidated statement of income, shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above previously present fairly, in all material respects, the financial position of GoSun Inc., as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

March 11 , 2020

GOSUN INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2019

Assets
 Current assets:

Cash	$	699,115
Accounts receivables		6,082
Other receivables		101,997
Inventory		465,009
Prepaid		48,635
Total current assets		1,320,838
Property and equipment, net		66,950
Deposits		1,600
Intangible assets, net		25,736
Total assets	$	**1,415,124**

Liabilities and Shareholders' Deficit
 Current liabilities:

Accounts payable and accrued liabilities	$	94,777
Deferred revenue		623,768
Total current liabilities		718,545

Long-Term Liabilities:

Accrued interest		53,940
Crowd note agreements liability, net of unamortized discount of $48,230		431,202
Total liabilities		1,203,687

Commitment and contingencies

Shareholders' Deficit:

Class stock, $0.0001 par 50,000,000 shares authorized, 11,398,194 shares issued and outstanding as of December 31, 2019		1,113
Additional paid in capital		1,106,958
Accumulated deficit		(896,634)
Total shareholders' deficit		211,437
Total liabilities and shareholders' deficit	$	**1,415,124**

The accompanying notes are an integral part of these financial statements.

GOSUN INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues	$	1,869,934
Cost of sales		(1,020,785)
Gross Profit		849,149
Operating Expenses:		
General and administration		275,850
Sales and marketing		587,662
Research and development		190,713
Total operating expenses		1,054,225
Operating loss		(205,076)
Other income (expenses):		
Interest expense		(47,486)
Interest income		612
Total Other (income) expenses		(46,874)
Net loss	$	**(251,950)**

The accompanying notes are an integral part of these financial statements.

4

GOSUN INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity/ (Deficit)
	Shares	Amount			
Balance at 12/31/2018	10,792,167	$ 1,079	$ 608,561	$ (644,682)	$ (35,044)
Stock-based compensation	-	-	25,000	-	25,000
StartEngine equity issuance	343,777	34	333,918	-	333,952
StartEngine equity issuance costs	-	-	(56,607)	-	(56,607)
Shareholder contribution	-	-	25,171	-	25,171
Debt conversion	262,250	-	170,915	-	170,915
Net Loss	-	-	-	(251,950)	(251,950)
Balance at 12/31/2019	11,398,194	$ 1,113	$ 1,106,958	$ (896,634)	$ 211,437

The accompanying notes are an integral part of these financial statements.

5

GOSUN INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(251,950)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization		29,822
Loss on disposal of assets		19,751
Amortization of Debt Issuance Costs		18,087
Stock based compensation		25,000
Change in operating assets and liabilities		
Accounts receivables		26,003
Other receivables		(101,678)
Prepaid expenses		(12,223)
Inventory		(121,852)
Accounts payables and accruals		35,663
Accrued Interest		29,383
Deferred revenues		183,843
Net cash used in operating activities		(120,151)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(18,890)
Sale of property and equipment		9,500
Cash paid for trademarks, copyrights and patents		-
Net cash used in investing activities		(9,390)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution of funds		25,171
Cash received from Start Engine equity raise, net of payments for issuance cost ($56,607)		277,345
Net cash provided by financing activities		302,516
Change in cash and cash equivalents		172,975
Cash and cash equivalents, beginning of year		526,140
Cash and cash equivalents, end of year		699,115
Supplemental disclosure of cash flow information		
Cash paid for interest	$	16

The accompanying notes are an integral part of these financial statement

---

NOTE 1 –DESCRIPTION OF BUSINESS

GoSun, Inc. ("the Company"), is a corporation organized on December 21, 2016 under the laws of Delaware. The Company manufactures fuel free cooking devices that are sold to customers through e-commerce and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company, In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, the Company's cash balances included $422,768 in excess of the FDIC insured limits.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full. Accounts receivables as of December 31, 2019 was $6,082. There were no provision for doubtful accounts as of December 31, 2019.

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	5
Furniture and fixture	5-7
Molding	3-5
Vehicle	5

Inventories

Inventories consist primarily of finished good products which consist primarily of fuel free cooking devices. Inventories are recorded at the lower of cost or market, using the weighted average cost method. As of December 31, 2019 inventory was $465,009.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years when a patent is successfully filed. During 2019, the Company capitalized $35,400 in patent, copyright, and trademark related costs, resulting in intangible assets of $25,736 (net of accumulated amortization) as of December 31, 2019. Amortization expense for the year ended December 31, 2019 was $2,888. The Company evaluates the capitalized costs for impairment. There were two trademarks that were abandoned as part of evaluation in prior years.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) shipment has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company collects payment upon placement of orders and recognizes revenue upon shipment.

The Company conducted a pre-sale campaign of its GoSun Fusion product during 2019. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances was $623,768 as of December 31, 2019.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the year ended December 31, 2019 was $242,631.

Research and Development

Research and Development costs are expensed as incurred. The Company recorded $190,713 of research and development costs for the year ended December 31, 2019.

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carry forwards of approximately $773,806 as of December 31, 2019. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $162,499 as of December 31, 2019, resulting from its net operating loss carryforwards and other book-to-tax differences.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carry forwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and City of Cincinnati income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II.   quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, accounts receivables, fixed assets and long lived assets.

NOTE 4 — FIXED ASSET

Equipment	$	20,722
Furniture and fixture		10,000
Molding		84,490
Vehicle		15,782
Total Fixed Asset		130,994
Accumulated Depreciation		(64,044)
	$	66,950

Depreciation expense for the year ended December 31, 2019 was $26,935.

NOTE 5 — LINE OF CREDIT

In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5% (7.0% as of December 31, 2019). The Company did not draw on this line of credit during 2019, and the balance on the line of credit was $0 as of December 31, 2019. The line of credit matured in October 2019 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments of interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

NOTE 6 — SHAREHOLDERS' EQUITY / (DEFICIT)

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. In 2017, the Company amended and restated its articles of incorporation to authorize 50,000,000 shares of $0.0001 par value common stock. As of December 31, 2019, 11,398,194 shares of common stock were issued and outstanding.

During fiscal year 2019, the Company started raising funding on StartEngine crowdfunding platform. As of December 31, 2019, the Company raised $333,952. Costs associate with the raise amounted to $56,607. As of December 31, 2019, out of the $333,952 raised, the Company is waiting for $41,958 to be received from StartEngine. The amount has been recorded in other receivables.

NOTE 7 — CONVERTIBLE NOTE AGREEMENTS

During 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowd funding campaign in exchange for cash investments totaling $599,460. The Crowd Note agreements bear interest at 5% and have no maturity date. The Crowd Note agreements become convertible into shares of the Company's common stock upon a qualified financing event (as defined in the agreements). The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20%

NOTE 7 — CONVERTIBLE NOTE AGREEMENTS (CONTINUED)

discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Loan fees of $60,461 were incurred in connection with this offering and were recorded as discounts to the notes. Additionally, the Company issued its broker $29,963 of Crowd Notes as part of the placement fee. Total loan fees of $90,433 were discounted to the note balance, and the Company is amortizing such fees to interest expense over a 60-month period, which is the Company's estimate of when these notes will convert. As of December 31, 2019, $479,432 of Crowd Notes were outstanding, which are presented net of unamortized loan expenses of $48,230, for a carrying balance of $431,202 as of December 31, 2019. Amortization on these discounts of $18,087 was recognized during the year ended December 31, 2019.

The Company accrued interest of $45,472 against these notes during the year ended December 31, 2018, of which none was paid so the full amount of $53,940 remained outstanding as accrued interest payable on the consolidated balance sheets as of December 31, 2019.

NOTE 8 - SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2019. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 1,516,944 as of December 31, 2019. The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

GOSUN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 8 - SHARE-BASED PAYMENTS (CONTINUED)

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company had no options grants during the year ended December 31, 2019. The assumptions utilized for option grants during the year ended December 31, 2018 is as follows:

	2018
Risk Free Interest Rate	2.96%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$ 0.449

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the year ended December 31, 2019 is as follows:

	December 31, 2019	
	Weighted Average	
	Options	**Exercise Price**
Outstanding - beginning of year	983,056	$ 0.177
Granted	-	$ -
Exercised	-	$ -
Forfeited	(13,889)	$ 0.150
Outstanding - end of year	969,167	$ 0.183
Exercisable at end of year	846,690	$ 0.178
Weighted average grant date fair value of options granted during the year	$ -	
Weighted average duration to expiration of outstanding options at year end during the year	7.2	

NOTE 10 - SUBSEQUENT EVENTS

Fundraising Campaign

In 2019, GoSun Inc. pre-sold through product crowdfunding platform Indiegogo $700,881 of its new product GoSun Chill a solar powered cooler. By February 24, 2020, the majority of this pre-sold product had been shipped.

In 2019, GoSun Inc. pre-sold through the product crowdfunding platform Kickstarter $310,283 of its new product GoSun Flatware, an alternative to single use plastic utensils and an additional $33,930 through Indiegogo, by February 24, 2020 none of this product has been shipped, although the company anticipates shipping all of the Flatware product by 2nd quarter of 2020.

During 2019, and through February 24, 2020, through the Equity crowdfunding platform StartEngine, GoSun Inc. raised $534,645 by selling common stock at $1.30 per share.

Management's Evaluation

Management has evaluated subsequent events through March 11, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

END OF REPORT

GOSUN INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

GOSUN INC.

<u>TABLE OF CONTENTS</u>

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
GoSun Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of GoSun Inc. which comprise of the consolidated balance sheet as of December 31, 2018, and the related consolidated statement of income, shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above previously present fairly, in all material respects, the financial position of GoSun Inc., as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statement in order for them to be in conformity with accounting principles generally accepted in the United States of America.

February 8 , 2020

GOSUN INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2018

Assets

Current assets:

Cash	$	526,140
Accounts receivables		32,085
Other receivables		319
Inventory		343,157
Prepaid		36,412
Deposit		1,600
Total current assets		939,713
Property and equipment, net		103,756
Intangible assets, net		29,112
Total assets	$	**1,072,581**

Liabilities and Stockholders' Deficit

Current liabilities:

Accounts payable and accrued liabilities	$	104,586
Deferred revenue		439,925
Total current liabilities		544,511

Long-Term Liabilities:

Crowd note agreements liability, net of unamortized discount of $66,317		563,115
Total liabilities		1,107,625

Commitment and contingencies

Stockholders' Deficit:

Class stock, $0.0001 par 50,000,000 shares authorized, 10,792,167 shares issued and outstanding as of December 31, 2018		1,079
Additional paid in capital		608,561
Accumulated deficit		(644,684)
Total Stockholders' deficit		(35,044)
Total liabilities and stockholders' deficit	$	**1,072,581**

The accompanying notes are an integral part of these financial statements.

GOSUN INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	$	1,564,816
Cost of sales		(859,013)
Gross Profit		705,803
Operating Expenses:		
General and administration		302,367
Sales and marketing		598,822
Research and development		163,291
Total operating expenses		1,064,481
Operating loss		(358,678)
Other income (expenses):		
Interest expense		(51,250)
Interest income		421
Total Other (income)expenses		(50,829)
Net loss	$	**(409,507)**

The accompanying notes are an integral part of these financial statements.

4

GOSUN INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

| | Common Stock | | Additional Paid-in | Accumulated | Total Shareholders' |
	Shares	Amount	Capital	Deficit	Deficit
Balance at 12/31/2017	10,792,167	$ 1,079	$ 583,563	$ (235,175)	$ (349,467)
Stock-based compensation	-	-	24,996	-	24,996
Net Loss	-	-	(409,507)	(409,507)
Balance at 12/31/2018	3,526,250	$ 1,079	$ 608,559	$ (644,682)	$ (35,044)

The accompanying notes are an integral part of these financial statements.

5

GOSUN INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(409,507)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization		55,639
Loss on disposal of assets		1,466
Stock based compensation		24,996
Change in operating assets and liabilities		
Accounts receivables		5,398
Other receivables		(319)
Prepaid expenses		(5,790)
Inventory		(105,504)
Accounts payables and accruals		36,965
Deferred revenues		(98,725)
Net cash used in operating activities		(495,382)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(45,320)
Cash paid for trademarks, copyrights and patents		(10,843)
Net cash used in investing activities		(56,163)
Change in cash and cash equivalents		(551,545)
Cash and cash equivalents, beginning of year		1,077,685
Cash and cash equivalents, end of year	$	526,140
Supplemental disclosure of cash flow information		
Cash paid for interest	$	193

The accompanying notes are an integral part of these financial statement

NOTE 1 –DESCRIPTION OF BUSINESS

GoSun, Inc. ("the Company"), is a corporation organized on December 21, 2016 under the laws of Delaware. The Company manufactures fuel free cooking devices that are sold to customers through e-commerce and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company, In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, the Company's cash balances included $274,252 in excess of the FDIC insured limits.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full. Accounts receivables as of December 31, 2018 was $32,085. There were no provision for doubtful accounts as of December 31, 2018.

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	5
Furniture and fixture	5-7
Molding	3-5
Vehicle	5

Inventories

Inventories consist primarily of finished good products which consist primarily of fuel free cooking devices. Inventories are recorded at the lower of cost or market, using the weighted average cost method. As of December 31, 2018, inventory was $343,157.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years when a patent is successfully filed. During 2018, the Company capitalized $10,843 in patent, copyright, and trademark related costs, resulting in intangible assets of $26,334 (net of accumulated amortization) as of December 31, 2018. Amortization expense for the year ended December 31, 2018 was $3,110. The Company evaluates the capitalized costs for impairment. There were two trademarks that were abandoned as part of evaluation.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) shipment has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company collects payment upon placement of orders and recognizes revenue upon shipment.

The Company conducted a pre-sale campaign of its GoSun Fusion product during 2018. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances was $439,925 as of December 31, 2018.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the year ended December 31, 2018 was $497,415.

Research and Development

Research and Development costs are expensed as incurred. The Company recorded $167,491 of research and development costs for the year ended December 31, 2018.

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carry forwards of approximately $483,000 as of December 31, 2018. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $101,515 as of December 31, 2018, resulting from its net operating loss carryforwards and other book-to-tax differences.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carry forwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and City of Cincinnati income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company intends to adopt this new standard effective January 1, 2019 and doesn't expect its implementation to have a material impact to its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, accounts receivables, fixed assets and long lived assets.

NOTE 4 — FIXED ASSET

Equipment	$	49,360
Furniture and fixture		10,000
Software		3,847
Molding		70,876
Vehicle		34,532
Total Fixed Asset		168,615
Accumulated Depreciation		(64,859)
	$	103,756

Depreciation expense for the year ended December 31, 2018 was $34,442.

NOTE 5 — LINE OF CREDIT

In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5% (8.0% and 7.0% as of December 31, 2018 and 2017, respectively). The Company did not draw on this line of credit during 2018, and the balance on the line of credit was $0 as of December 31, 2018. The line of credit matured in October 2018 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments of interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

NOTE 6 — STOCKHOLDERS' EQUITY / (DEFICIT)

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. In 2017, the Company amended and restated its articles of incorporation to authorize 50,000,000 shares of $0.0001 par value common stock. As of December 31, 2018 shares of common stock were issued and outstanding.

NOTE 7 — CONVERTIBLE NOTE AGREEMENTS

During 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowd funding campaign in exchange for cash investments totaling $599,460. The Crowd Note agreements bear interest at 5% and have no maturity date. The Crowd Note agreements become convertible into shares of the Company's common stock upon a qualified financing event (as defined in the agreements). The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

NOTE 7 — CONVERTIBLE NOTE AGREEMENTS (CONTINUED)

Loan fees of $60,461 were incurred in connection with this offering and were recorded as discounts to the notes. Additionally, the Company issued its broker $29,963 of Crowd Notes as part of the placement fee. Total loan fees of $90,424 were discounted to the note balance, and the Company is amortizing such fees to interest expense over a 60-month period, which is the Company's estimate of when these notes will convert. As of December 31, 2018, $629,432 of Crowd Notes were outstanding, which are presented net of unamortized loan expenses of $66,317, for a carrying balance of $563,115 as of December 31, 2018. Amortization on these discounts of $18,087 was recognized during the year ended December 31, 2018.

The Company accrued interest of $32,970 against these notes during the year ended December 31, 2018, of which none was paid so the full amount of $45,472 remained outstanding as accrued interest payable on the consolidated balance sheets as of December 31, 2018.

As of December 31, 2018, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

NOTE 8 - SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2018. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 1,516,944 as of December 31, 2018. The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

NOTE 8 - SHARE-BASED PAYMENTS (CONTINUED)

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2018 is as follows:

	2018
Risk Free Interest Rate	2.96%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$ 0.449

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the year ended December 31, 2018 is as follows:

	December 31, 2018	
	Weighted Average	
	Options	**Exercise Price**
Outstanding - beginning of year	1,055,000	$ 0.177
Granted	60,000	$ 0.200
Exercised	-	$ -
Forfeited	(131,944)	$ 0.150
Outstanding - end of year	983,056	$ 0.164
Exercisable at end of year	602,223	$ 0.142
Weighted average grant date fair value of options granted during the year	$ 0.449	
Weighted average duration to expiration of outstanding options at year end during the year	8.1	

NOTE 9 - GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has sustained net losses of $409,507 during the year ended December 31, 2018, has negative cash flows from operations, and has accumulated deficits of $644,682 as of December 31, 2018, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 11 - SUBSEQUENT EVENTS

Fundraising Campaign

In 2019, GoSun pre-sold through product crowdfunding platform Indiegogo $700,881 of its new product GoSun Chill a solar powered cooler. By February 24, 2020, the majority of this pre-sold product had been shipped.

In 2019, GoSun pre-sold through the product crowdfunding platform Kickstarter $310,283 of its new product GoSun Flatware, an alternative to single use plastic utensils and an additional $33,930 through Indiegogo, by February 24, 2020 none of this product has been shipped, although the company anticipates shipping all of the Flatware product by 2nd quarter of 2020.

During 2019, and through February 24, 2020, through the Equity crowdfunding platform StartEngine, GoSun raised $534,645 by selling common stock at $1.30 per share.

Management's Evaluation

Management has evaluated subsequent events through February 8, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

END OF REPORT

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We got a call from the American Red Cross, and they said "What do you have for us? We need solar stoves, because the power, water and all the fuel supplies wiped out in the Mariana Islands." I spent Friday night preparing everything at the warehouse and on Saturday morning they picked everything up it went on an airplane and flew out to the islands in the Pacific.

When you apply a bent towards using more sun, you end up with a product that often has a far better functionality. When you have a high efficiency appliance, then a small solar system can power that appliance. Right now we have a 30 watt flexible solar panel and a 150 watt hour lithium ion power bank that will fit in your pocket, and that little power bank mixed with that solar array can cook a meal for a family and keep drinks and food cold for days.

Our vacuum tube technology is very very efficient at collecting sunlight and turning it into heat, so you can cook a meal even on freezing cold days or cloudy days. GoSun has created the worlds best cooking appliance we just launched a cooling appliance, we have wonderful power and lighting solutions, and the next natural fit would be shelter.

Tiny houses are really helping to open up the door for the type of innovation that GoSun's already doing and we can incorporate all of the technology that we've studied and we've innovated upon into a tiny house. The time has arrived, where we actually really need to develop low-cost resilient technologies that will serve the masses and serve needs in a highly changing world.

We see solar powered appliances everywhere in the future, if you look at like emergency management as an industry alone, our energy storage technology have a huge opportunity to help support people in crisis. You look at the housing issues, especially on the coast, our off grid technology is a huge opportunity to address a crisis with respect to low cost available housing. And very few companies have built themselves into the heart of the American consumer in the thread of solar.

"GoSun" emerged as a really perfect name to exemplify what we do and what we are; portable, solar power, on a consumer level, small, sweet and effective. I believe that we will and should power the world with the sun. I think the sun should be relied on. And one of my big effects with GoSun is to get the sun into peoples lives in ways that they may not have otherwise experienced.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.